UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Audentes Therapeutics, Inc.

(Name of Subject Company)

Audentes Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05070R104

(CUSIP Number of Class of Securities)

Matthew R. Patterson

Chief Executive Officer

Audentes Therapeutics, Inc.

600 California Street, 17th Floor

San Francisco, California 94108

(415) 818-1001

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Effie Toshav, Esq. Amanda Rose, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Mark Meltz, Esq. Senior Vice President and General Counsel Audentes Therapeutics, Inc. 600 California Street, 17th Floor San Francisco, California 94108 (415) 818-1001

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Audentes Therapeutics, Inc., a Delaware corporation (“Audentes”), with the Securities and Exchange Commission (the “SEC”) on December 16, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the offer by Asilomar Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), to purchase all of the outstanding shares of Audentes common stock, par value $0.00001 per share (the “Shares”), at a purchase price of $60.00 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2019, and the related Letter of Transmittal, as amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and related withdrawal rights expired at midnight, New York City Time, at the end of the day on January 14, 2020 (such date and time, the “Expiration Time”), and was not extended. The Depositary has advised that, as of the Expiration Time, 35,852,857 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 76.7% of the then issued and outstanding Shares. Accordingly, the Minimum Condition has been satisfied. Purchaser has accepted for payment, and has stated that it will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following the Expiration Time and acceptance for payment of the Shares, Purchaser has ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of the stockholders of Audentes. Accordingly, as promptly as practicable on January 15, 2020, Astellas and Purchaser intend to effect the Merger in accordance with Section 251(h) of the DGCL in which Purchaser will merge with and into Audentes, with Audentes surviving the Merger and continuing as an indirect, wholly-owned subsidiary of Astellas. In the Merger, each Share outstanding (other than (i) Shares held in the treasury of Audentes or owned by Astellas or Purchaser immediately prior to the Effective Time and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable tax withholding. The Shares are expected to cease to trade on Nasdaq prior to the opening of business on January 15, 2020, and will be delisted from Nasdaq and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Audentes Therapeutics, Inc.

By:	/s/ Matthew R. Patterson
	Name:	Matthew R. Patterson
	Title:	Chief Executive Officer
	Date:	January 15, 2020